PLC SYSTEMS INC.

                       CALCULATION OF NET INCOME PER SHARE


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

                                                                 Three Months Ended
                                                                       March 31,
                                                          1996                        1995
Weighted average number of
common shares outstanding                               16,051,000                15,845,000
Common stock equivalents                                   979,000                 1,656,000
                                                           -------                 ---------
Shares used to compute net income per share             17,030,000                17,501,000

Net income                                              $1,277,000                  $163,000

Net income per share                                         $0.07                     $0.01
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